  EXHIBIT 99.3

Intellipharmaceutics Announces First Quarter 2018 Results

Toronto, Ontario April 16, 2018 – Intellipharmaceutics International Inc. (NASDAQ and TSX: IPCI) (“Intellipharmaceutics” or the “Company”), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today reported the results of operations for the three months ended February 28, 2018. All dollar amounts referenced herein are in United States dollars unless otherwise noted.

First Quarter 2018 highlights

●
First quarter 2018 revenues $0.3 million versus $1.2 million in first quarter 2017
●
Clarified resubmission pathway for Oxycodone ER (abuse-deterrent oxycodone hydrochloride extended release tablets) product candidate in meeting with the United States Food and Drug Administration ("FDA")
●
Strengthened balance sheet with equity financings

“Our first quarter 2018 results reflect the challenging nature of the current generic market” said Dr. Isa Odidi, CEO of Intellipharmaceutics. “With the continued pressure on generic drug prices and increasing competition resulting in higher discounts and chargebacks, the Company is focused on expanding its 505(b)(2) NDA portfolio, thus placing more emphasis on developing brand products.”

Corporate Developments

●
In March 2018, the Company announced the closing of two registered direct offerings (collectively, the “March Financings”). The first offering consisted of 5,833,334 common shares at a price of US$0.60 per share for gross proceeds of approximately US$3.5 million. The Company also issued to the investors unregistered warrants to purchase an aggregate of 2,916,667 common shares at an exercise price of US$0.60 per share. The warrants will be exercisable six months following the closing date and will expire 30 months after the date they become exercisable. After commissions and estimated offering expenses, the Company received net proceeds of approximately US$3.0 million. The Company also issued to the placement agents warrants to purchase 291,667 common shares at an exercise price of $0.75 per share. In the second registered direct offering, the Company issued 3,000,000 common shares at a price of US$0.60 per share for gross proceeds of US$1.8 million. The Company also issued to the investors unregistered warrants to purchase an aggregate of 1,500,000 common shares at an exercise price of US$0.60 per share. The warrants will be exercisable six months following the closing date and will expire 30 months after the date they become exercisable. After commissions and estimated offering expenses, the Company received net proceeds of approximately US$1.5 million. The Company also issued to the placement agents warrants to purchase 150,000 common shares at an exercise price of $0.75 per share.

●
In February 2018, the Company and the FDA discussed a previously-announced Complete Response Letter ("CRL") for Oxycodone ER, including issues related to the blue dye in the product candidate. Based on those discussions, the product candidate will no longer include the blue dye. The blue dye was intended to act as an additional deterrent if Oxycodone ER is abused and serve as an early warning mechanism to flag potential misuse or abuse. The FDA confirmed that the removal of the blue dye is unlikely to have any impact on formulation quality and performance. As a result, the Company will not be required to repeat in vivo bioequivalence studies and pharmacokinetic studies submitted in the Oxycodone ER New Drug Application (“NDA”). The FDA also indicated that, from an abuse liability perspective, Category 1 studies will not have to be repeated on Oxycodone ER with the blue dye removed.

Nasdaq Listing Compliance

●
In December 2017, the Company was notified by the NASDAQ Stock Market LLC (“Nasdaq”) that the minimum bid price per share for its common shares was below $1.00 for a period of 30 consecutive business days and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Company has a period of 180 calendar days, or until June 4, 2018, to regain compliance with Nasdaq's minimum bid price requirement. To regain compliance, the Company’s common shares must have a closing bid price of at least $1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by June 4, 2018, the Company may be eligible for additional time to regain compliance. If not, the Company’s securities may be delisted from Nasdaq.

●
The Company previously reported in a Form 6-K filed on September 20, 2017 with the Securities and Exchange Commission (the “SEC”) that the Company had received written notice from Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(b)(2), as the Company’s market value of listed securities was below $35 million for 30 consecutive business days. In March 2018, we received written notice from Nasdaq that, based on our 6-K filed with the SEC on March 22, 2018, the Nasdaq Staff had determined that we complied with Nasdaq’s minimum $2.5 million stockholders’ equity requirement for continued listing set forth in Nasdaq Listing Rule 5550(b)(1). The notice indicated, among other things, that Nasdaq will continue to monitor our ongoing compliance with the stockholders’ equity requirement and, if at the time of our filing of our interim financial statements for the period ending May 31, 2018 we fail to evidence compliance, our securities may be subject to delisting. Our Form 6-K indicated our belief that we regained compliance for continued Nasdaq listing pursuant to the alternative stockholders’ equity requirement after giving effect to the proceeds from the March Financings and the associated increase in the Company’s stockholders’ equity. Such belief was based on our analysis of the impact of the March Financings and certain assumptions regarding our results of operations for the three months ended February 28, 2018. Upon assessment of our actual results of operations for such period, we do not believe that we would meet Nasdaq’s minimum stockholders’ equity requirement if measured as of the date hereof.

There can be no assurance that we can achieve Nasdaq’s minimum stockholders’ equity requirement or that we can regain compliance with Nasdaq’s minimum bid-price requirements for continued listing.

Results of Operations

The Company recorded net loss for the three months ended February 28, 2018 of $3,149,588 or $0.09 per common share, compared with a net loss of $1,990,861 or $0.07 per common share for the three months ended February 28, 2017. In the three months ended February 28, 2018, the net loss is attributed to the lower licensing revenues from commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release capsules) and to a lesser extent, sales of generic Seroquel XR® (quetiapine fumarate extended-release tablets), combined with increased research and development (“R&D”) expenses. In the three months ended February 28, 2017, the lower net loss is primarily attributed to higher licensing revenues from commercial sales of generic Focalin XR® in the first quarter of 2017, partially offset by an increase in performance-based options expense.

The Company recorded revenues of $334,518 for the three months ended February 28, 2018 versus $1,235,366 for the three months ended February 28, 2017. Revenues consisted primarily of licensing revenues from commercial sales of the 5,10,15, 20, 25, 30,35 and 40 mg generic Focalin XR® under the license and commercialization agreement between Par Pharmaceutical, Inc. (“Par”) and the Company (the “Par agreement”). Pursuant to the Par agreement, the Company receives quarterly profit share payments on Par’s U.S. sales of generic Focalin XR®. The decrease in revenues in the three months ended February 28, 2018 is primarily due to considerably lower than expected profit share payments from sales of generic Focalin XR® capsules in the U.S. The Company’s revenues on the 25 and 35 mg strengths of generic Focalin XR® showed some decline commencing July 2017 when their 6 month exclusivity expired, but subsequently levelled off for the balance of 2017. Profit share payments from the various strengths of generic Focalin XR® for the first quarter of 2018 have been significantly lower than anticipated. The lower results are due to a combination of lower gross sales along with an increase in gross-to-net deductions such as chargebacks, rebates and price adjustments. Gross sales of the 25 and 30mg strengths remain relatively stable with some growth seen in the 10 and 20 mg strengths launched in May 2017, as well as the 5 and 40 mg strengths launched in November 2017. However, these increases were more than offset by the impact of a decline in gross sales of the 15 mg product, previously the best-performing strength, as well as an increase in wholesaler deductions. Pricing pressures on the product have resulted in additional chargebacks, rebates and pricing adjustments to wholesalers which have negatively impacted profitability for the product. The Company is working with its partner, Par, to determine the path forward in this challenging generic market. While we currently expect revenues from this product to show some improvement over the longer term, results will likely be negatively impacted by pricing pressures for the next several quarters.

Revenues from generic Seroquel XR® continue to underperform expectations and achieving market share gains are proving difficult. The Company is evaluating options with respect to generating additional revenue from this product and is working with its partner, Mallinckrodt LLC, to identify specific opportunities to increase sales. As such, it is expected to continue to take some time to gain market share as wholesaler contracts come up for renewal.

Expenditures for R&D for the three months ended February 28, 2018 were higher by $232,936 compared to the three months ended February 28, 2017. After adjusting for stock-based compensation expenses, expenditures for R&D for the three months ended February 28, 2018 were higher by $1,023,010 compared to the three months ended February 28, 2017. The increase is primarily due to expenses related to costs of clinical studies and other third party costs related to advancing our Oxycodone ER product candidate and Abbreviated New Drug Application (“ANDA”) product candidates and patent litigation expenses.

Selling, general and administrative expenses were $1,013,470 for the three months ended February 28, 2018 in comparison to $961,578 for the three months ended February 28, 2017, an increase of $51,892. The increase is due to higher wages and benefits and occupancy cost, offset by lower marketing costs.

The Company had cash of $270,226 as at February 28, 2018 compared to $1,897,061 as at November 30, 2017. The decrease in cash during the three months ended February 28, 2018 was mainly a result of lower cash receipts relating to commercial sales of our generic Focalin XR® capsules and an increase in R&D expenses related to our ongoing product development activities. The decrease in cash during the three months ended February 28, 2017 was mainly a result of our ongoing expenditures in R&D and selling, general, and administrative expenses, and an increase in purchases of production equipment to support our anticipated generic Seroquel XR® launch, which were only partially offset by cash receipts from commercialized sales of our generic Focalin XR® and cash receipts provided from financing activities derived from common share sales under the Company’s at-the-market offering program.

As of April 13, 2018, the Company’s cash balance was $3.5 million. The increase in our cash balance is due principally to the closing of the March Financings in March 2018. We currently expect to satisfy our operating cash requirements until September 2018 from cash on hand and quarterly profit share payments from Par and Mallinckrodt. The Company may need to obtain additional funding prior to that time as we further the development of our product candidates and if we accelerate our product commercialization activities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, and/or new strategic partnership agreements which fund some or all costs of product development. If necessary, and conditions permit, we may utilize the equity markets to bridge any funding shortfall and to provide capital to continue to advance our most promising product candidates. Our future operations are highly dependent upon our ability to source additional capital to support advancing our product pipeline through continued R&D activities and to fund any significant expansion of our operations.

The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an ANDA regulatory path. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. We have increased our R&D emphasis towards specialty new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Oxycodone ER and RegabatinTM. We have also identified several additional 505(b)(2) product candidates for development in various indication areas including cardiovascular, dermatology, pulmonary disease and oncology. The NDA 505(b)(2) pathway (which relies in part upon the FDA’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

There can be no assurance that our products or technologies will be successfully commercialized or produce significant revenues for us. Also, there can be no assurance that we will not be required to conduct further studies for our Oxycodone ER product candidate, that the FDA will approve any of the Company’s requested abuse-deterrence label claims or that the FDA will ultimately approve the NDA for the sale of our Oxycodone ER product candidate in the U.S. market, or that it will ever be successfully commercialized, that we will be successful in submitting any additional ANDAs or NDAs with the FDA or Abbreviated New Drug Submissions with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized or partnered and produce significant revenue for us.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled- and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Oxycodone ER abuse deterrent oxycodone formulation based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements, and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of any future financing, potential liability from and costs of defending pending or future litigation, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, including risks or uncertainties related to our ability to implement and execute a plan to regain compliance with the Nasdaq continued listing standards, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits, the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others, our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates, the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates, recent and future legal developments in the United States and elsewhere that could make it more difficult and costly for us to obtain regulatory approvals for our product candidates and negatively affect the prices we may charge, increased public awareness and government scrutiny of the problems associated with the potential for abuse of opioid based medications, pursuing growth through international operations could strain our resources, our limited manufacturing, sales, marketing or distribution capability and our reliance on third parties for such, the actual size of the potential markets for any of our products and product candidates compared to our market estimates, our selection and licensing of products and product candidates, our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts, sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates, our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly, the rate and degree of market acceptance of our products, delays in product approvals that may be caused by changing regulatory requirements, the difficulty in predicting the timing of regulatory approval and launch of competitive products, the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances, the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow, the inability to forecast wholesaler demand and/or wholesaler buying patterns, seasonal fluctuations in the number of prescriptions written for our generic Focalin XR® capsules and our generic Seroquel XR® tablets which may produce substantial fluctuations in revenues, the timing and amount of insurance reimbursement regarding our products, changes in laws and regulations affecting the conditions required by the FDA for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians, changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products, the effect of recently-enacted changes in U.S. federal income tax laws, including but not limited to, limitations on the deductibility of business interest, limitations on the use of net operating losses and application of the base erosion minimum tax, on our U.S. corporate income tax burden, the success and pricing of other competing therapies that may become available, our ability to retain and hire qualified employees, the availability and pricing of third-party sourced products and materials, challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates, the manufacturing capacity of third-party manufacturers that we may use for our products, potential product liability risks, the recoverability of the cost of any pre-launch inventory, should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues, the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers' facilities, products and/or businesses, our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates, difficulties, delays or changes in the FDA approval process or test criteria for ANDAs and NDAs, challenges in securing final FDA approval for our product candidates, including our oxycodone hydrochloride extended release tablets (previously referred to as RexistaTM) product candidate, in particular, if a patent infringement suit is filed against us with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA's final approval of such product candidates, healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates, the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties and targeting common forms of abuse (oral, intra-nasal and intravenous), risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours, and risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners. Additional risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries. Nothing contained in this document should be construed to imply that the results discussed herein will necessarily continue into the future or that any conclusion reached herein will necessarily be indicative of our actual operating results.

CONTACT INFORMATION
Company Contact:
Intellipharmaceutics International Inc.
Andrew Patient
Chief Financial Officer
416.798.3001 ext. 106
investors@intellipharmaceutics.com

Investor Contact:
ProActive Capital
Kirin Smith
646.863.6519
ksmith@pcgadvisors.com

The condensed unaudited interim consolidated financial statements, accompanying notes to the condensed unaudited interim consolidated financial statements, and Management Discussion and Analysis for the three months ended February 28, 2018 will be accessible on Intellipharmaceutics’ website at www.intellipharmaceutics.com and will be available on SEDAR and EDGAR.

Summary financial tables are provided below.

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated balance sheets
As at
(Stated in U.S. dollars)
	February 28,	November 30,
	2018	2017
	$	$

Assets
Current
Cash	270,226	1,897,061
Accounts receivable, net	119,406	689,619
Investment tax credits	681,491	636,489
Prepaid expenses, sundry and other assets	399,832	225,092
Inventory	210,848	115,667
	1,681,803	3,563,928

Deferred offering costs	552,184	565,302
Property and equipment, net	3,158,194	3,267,551
	5,392,181	7,396,781

Liabilities
Current
Accounts payable	2,863,298	2,060,084
Accrued liabilities	1,133,249	782,369
Employee costs payable	225,650	214,980
Convertible debenture	1,306,436	1,290,465
Deferred revenue	300,000	300,000
	5,828,633	4,647,898

Deferred revenue	2,287,500	2,362,500
	8,116,133	7,010,398

Shareholders' (deficiency)/equity
Capital stock
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
34,704,515 common shares	35,290,034	35,290,034
(November 30, 2017 - 34,704,515)
Additional paid-in capital	36,724,640	36,685,387
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(75,023,047)	(71,873,459)
	(2,723,952)	386,383
Contingencies
	5,392,181	7,396,781

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of operations and comprehensive loss for the three months ended February 28, 2018 and 2017

(Stated in U.S. dollars)
	2018	2017
	$	$
Revenue
Licensing	252,272	1,160,366
Up-front fees	82,246	75,000
	334,518	1,235,366

Expenses
Research and development	2,264,128	2,031,192
Selling, general and administrative	1,013,470	961,578
Depreciation	148,182	91,508
	3,425,780	3,084,278

Loss from operations	(3,091,262)	(1,848,912)
Net foreign exchange (loss) gain	25	(16,588)
Interest expense	(58,351)	(125,361)
Net loss and comprehensive loss	(3,149,588)	(1,990,861)

Net loss per common share, basic and diluted
Basic and diluted	(0.09)	(0.07)

Weighted average number of common shares outstanding
Basic and diluted	34,704,515	29,966,330

Intellipharmaceutics International Inc.
Condensed unaudited interim consolidated statements of cash flows for the three months ended February 28, 2018 and 2017
(Stated in U.S. dollars)
	2018	2017
	$	$

Net loss	(3,149,588)	(1,990,861)
Items not affecting cash
Depreciation	148,182	91,508
Stock-based compensation	31,688	822,925
Deferred share units	7,565	7,261
Accreted interest on convertible debenture	15,971	83,230
Unrealized foreign exchange loss/(gain)	13,118	(37,871)

Change in non-cash operating assets & liabilities
Accounts receivable	570,213	(597,077)
Investment tax credits	(45,002)	(62,469)
Prepaid expenses, sundry and other assets	(174,740)	(42,907)
Inventory	(95,181)	(402,974)
Accounts payable, accrued liabilities and employee costs payable	1,164,764	483,936
Deferred revenue	(75,000)	(75,000)
Cash flows used in operating activities	(1,588,010)	(1,720,299)

Financing activities
Repayment of principal on convertible debenture	-	(150,000)
Issuance of common shares on exercise of options	-	12,465
Repayment of capital lease obligations	-	(5,332)
Issuance of common shares in at-the-market financing	-	577,023
Financing cost for shares issued	-	(16,565)
Proceeds from issuance of common shares on exercise of warrants	-	265,350
Cash flows provided from financing activities	-	682,941

Investing activity
Purchase of property and equipment	(38,825)	(722,442)
Cash flows used in investing activities	(38,825)	(722,442)

Decrease in cash	(1,626,835)	(1,759,800)
Cash, beginning of period	1,897,061	4,144,424

Cash, end of period	270,226	2,384,624

Supplemental cash flow information
Interest paid	67,860	30,062
Taxes paid	-	-